

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

John Ferrone, President
Eurasia Design, Inc.
122B E. Acapulco St.
South Padre Island, Texas 78597

Re: Eurasia Design, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 13, 2010
File No. 333-168345

Dear Mr. Ferrone:

We have reviewed your amended registration statement and your letter dated September 10, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Prospectus Cover Page

1. We note your response and revision to your registration statement in response to comment 1 from our letter dated August 25, 2010. Your disclosure, however, continues to imply that a market will exist upon effectiveness of this registration statement. Please revise to delete the phrase, "Before this offering."

Use of Proceeds, Page 11

2. We note your response to comment 10 from our letter dated August 25, 2010. Please include your response in your amended registration statement. In addition, please describe the nature of the consulting fees being paid from the proceeds of the offering.

Dilution Of The Price You Pay For Your Shares, page 13

3. Please review for accuracy your disclosure in the last sentence of the first paragraph on page 14 that there will be no immediate dilution to purchasers' equity interest in the event the minimum number of shares is sold. It appears to us that purchasers will incur immediate

dilution of $.006 per share. Review also the related tabular presentation at the bottom of page 15.

Plan of Distribution…, page 16

4. We note your response and revisions to your registration statement in response to comment 12 from our letter dated August 25, 2010. We reviewed the fourth paragraph and were unable to locate where this paragraph states your current plan or intention with regards to implementing any of the material changes listed on page 16. Please indicate your current plan or intention with regard to implementing any of material changes listed on page 16.

5. We note your response and the revisions to your registration statement in response to comment 13 from our letter dated August 25, 2010. We also note that your future product sales activity appears to be intended solely in the United States. Please confirm.

Plan of Operation, page 20

6. We note your response and revisions to your registration statement in response to comment 18 from our letter dated August 25, 2010. Please delete the phrase "sophisticated" or provide context so that your investors can understand your use of this relative term. In addition, please discuss the business reason(s) and your intended activity in establishing an office during the December-January timeframe while not retaining a website developer until the February-April timeframe.

7. With regard to establishing your office, please provide the information previously requested concerning your intended location and whether space will be acquired from a related party.

Business, page 23

Website, page 24

8. We note your response to comment 19 from our letter dated August 25, 2010. Please include your response in your amended registration statement.

Customer Service, page 25

9. We note your response and revisions to your registration statement in response to comment 31 from our letter dated August 25, 2010. Please also indicate that there is no assurance that you will ever be profitable.

Offices, page 29

10. We note your response and revisions to your registration statement in response to comment 40 from our letter dated August 25, 2010. You state that the 100 square foot office provided

by your sole officer has been sufficient for your operations to date. Please disclose if the office will be adequate for your intended operations should you not establish an office because you only received minimum proceeds from the offering.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad L. Lysiak
        Via facsimile